Delixy Holdings Limited

883 North Bridge Road

#04-01 Southbank

Singapore 198785

March 19, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Rebekah Reed

Re:	Delixy Holdings Limited
Amendment No. 5 to Registration Statement on Form F-1
Filed March 10, 2025
File No. 333-283248

Dear Madam:

This letter is in response to your letter of March 14, 2025, in which you provided comments to Amendment No. 5 to the Registration Statement on Form F-1 of Delixy Holdings Limited (the “Company”) filed with the U.S. Securities and Exchange Commission on March 10, 2025 (“Form F-1/A5”). We set forth below the comment in your letter relating to Form F-1/A5 followed by our responses to the comment. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, Amendment No. 6 to the Registration Statement on Form F-1 (“Form F-1/A6”) for filing with the Commission, which has been revised to reflect the Staff’s comments.

Amendment No. 5 to Registration Statement on Form F-1 filed March 10, 2025

Resale Shareholders, page Alt-2

1.	We reissue prior comment 2 in part. For each resale shareholder, disclose the discounted value at which it received its shares. We note that you have provided the "implied value" of services provided by the beneficial owners of Golden Legend and Novel Majestic, but there is no comparable information provided with respect to Cosmic Magnet, Rosywood Holdings, or Dragon Circle. Your disclosure should allow investors to understand the per-share lower value at which all resale shares were obtained.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have updated our disclosure at page Alt-2 of Form F-1/A6 to provide comparable information with regards to the value at which the resale shares were obtained in respect of Cosmic Magnet, Rosywood Holdings and Dragon Circle.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

Delixy Holdings Limited

/s/ Xie, Dongjian
Name:	Xie, Dongjian
Title:	Chairman and Chief Executive Officer